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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER, 2002


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)


                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)


            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [x] Form 40-F [ ]

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______
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                                                                       EXHIBIT 1
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INVESTOR UPDATE                                          [MAXCOM TELEFONIA LOGO]
NOVEMBER '02


DECEMBER 16, 2002


      -     MONTHLY VARIATIONS WHEN COMPARED TO OCTOBER '02:

            -     REVENUES INCREASED 3%

            -     EBITDA GREW 7-FOLD

            -     LINES IN SERVICE INCREASED 4%

            -     CUSTOMER BASE IMPROVED 7%

                                Revenues          EBITDA
                                --------          ------
                  1Q01              68.3          (88.7)
                  2Q01              63.3          (69.0)
                  3Q01              79.2          (68.5)
                  4Q01             119.3          (53.0)
                  1Q02             107.4          (35.4)
                  2Q02             126.4          (23.7)
                  3Q03             138.2          (16.6)
                  Oct-02            54.1            0.1
                  Nov-02            55.6            0.8

            Revenues for the month of November `02 increased 3% to Ps$55.6 million, from Ps$54.1 million during October `02. Voice revenues represented 90% of total revenues, while data and wholesale revenues contributed to total revenues with 3% and 7%, respectively.

            EBITDA for the month of November '02 was Ps$0.8 million, which compared favorably to Ps$0.1 million, during October `02.

                             Lines in service    Customer base
                             ----------------    -------------
                 1Q01            28,352              13,208
                 2Q01            33,205              18,653
                 3Q01            56,786              32,621
                 4Q01            77,981              47,196
                 1Q02            85,339              53,059
                 2Q02            91,009              58,772
                 3Q03           109,903              74,127
                 Oct-02         119,289              82,192
                 Nov-02         123,677              88,157

            The number of lines in service at the end of November `02 increased 4% to 123,677 lines, from 119,289 lines at the end of October `02. Residential lines at the end of November `02 were 96,921, while 21,826 lines were business and 4,930 lines, or 4.0% were wholesale.

            Total customers grew 7% to 88,157 at the end of November `02, from 82,192 at the end of October `02.

      Additionally, as the economic outlook for 2003, both for emerging economies as well as the telecom industry continues to be uncertain, Maxcom is pushing ahead with cost reduction measures planned for next year. During the month of December '02, the Company will take a special charge of approximately Ps$22.0 million to reflect one-time restructuring costs.

                                      # # #

      MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro.


For more information contact:

JOSE-ANTONIO SOLBES
Maxcom Telecomunicaciones
Mexico City, Mexico
(52 55) 5147 1125
investor.relations@maxcom.com

LUCIA DOMVILLE
Citigate Financial Intelligence
New York, NY
(212) 419 4166
lucia.domville@citigatefi.com
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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By:  /s/ GONZALO ALARCON ITURBIDE
                                            ----------------------------
                                            Name:  Gonzalo Alarcon Iturbide
                                            Title: General Counsel

Date: December 18, 2002